SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by Ambev S.A.

Ambev S.A.’s (“Ambev” or “Company”) policies on relations with investors and the market in general have always been based on the principle of transparency, and the Company’s conduct is guided by the principle of full disclosure of the available information regarding its business activities. Ambev adheres at all times to the highest standards of compliance with the statutes and regulations applicable to public companies which trade their securities in Brazil and abroad.

Considering the regulations of the Brazilian Securities and Exchange Commission (“CVM”) with respect to disclosure of information to the investing public, the Board of Directors of Ambev consolidated the Company’s best practices in a Manual designed to regulate the conduct of managers, persons and legal entities who, on account of their professional relationships, may have access to inside information related to Ambev. This Manual, therefore, comprises the best practices with regards to disclosure and use of information (Part I) and to the trading with securities issued by Ambev (Part II).

Sections I, II and III of Part I of the Manual deal with the use, communication and disclosure of material information involving the businesses and affairs of Ambev, as a result of decisions made by its management or controlling shareholders, among others, that may impact trading with the securities of Ambev in the market. These Sections define certain duties and responsibilities intended to ensure that information regarding material acts or facts receive fair treatment, either within Ambev or with respect to its transmission to market participants.

Section IV of Part I of the Manual deals with the communication of information regarding trading with securities by Ambev’s managers, members of its fiscal council and of any technical or consulting bodies that may be created by provisions in its bylaws, and by any persons or entities related thereto, as well as the procedures to be followed in this regard.

Further, Section V regulates the communication and disclosure of material change in share ownership.

In order to prevent misuse of privileged information, Part II of the Manual establishes the policy for the trading with Ambev’s securities to be followed whenever disclosure of a material act or fact is eminent, as well as during certain periods determined by the CVM Ruling No. 358/02. The restrictions imposed by such policy apply not only to the controlling shareholders and the managers of Ambev, but also to various other persons and entities who, on account of their professional relations, may have access to privileged information regarding Ambev, thus gaining advantageous position vis-à-vis market investors.

As permitted by CVM Ruling No. 358/02, Ambev approved a trading policy that, within the legal limits, makes the restrictions provided in such ruling more flexible. Such trading policy adopts certain mechanisms that ensure transparency of, and control over, trading with securities issued by Ambev, so as to avoid any possible presumption of misuse of privileged information.

The persons or entities subject to the obligations and duties provided in this Manual must adhere to it by executing a Joinder Agreement.

Any questions concerning the applicability of this Manual shall be addressed to Ambev’s Investor Relations Officer.

Ambev S.A.

Part I

Section I

Purpose and Scope

The purpose of this Manual, whose defined terms can be found in Schedule I hereto, is to establish high standards of conduct and transparency to be obligatorily followed by the Bound Persons and the Controlling Shareholders, in order to align the Company’s internal policies with the principle of transparency and the best practices of conduct regarding the use and disclosure of Privileged Information and the trading with Securities of the Company.

The above-mentioned persons and entities are required to execute a Joinder Agreement to this Manual, in accordance with the terms of Article 16, Paragraph 1 of CVM Ruling No. 358/02, and in the form attached hereto as Schedule II.

The Company will keep at its headquarters a list of the persons and entities that have executed the Joinder Agreement, with their qualification information, position or function, address and registration number with the Brazilian Federal Taxpayers’ Registry or Individual Taxpayers’ Registry. Such list will available to CVM at all times.

Section II

Principles	All persons subject to this Manual shall conduct themselves in keeping with the values of good faith, loyalty and accuracy, as well as to the general principles set forth herein.

All efforts towards market efficiency must aim at assuring that competition among investors for optimal returns be based on analysis and interpretation of disclosed information and never on the privileged access to such information.

The persons subject to this Manual must bear in mind that transparent, accurate and timely information is the main tool available to the investing public, particularly to the shareholders of the Company, for ensuring necessary equitable treatment.

The Company’s relation with participants and opinion makers of the securities market must be consistent and transparent.

The persons subject to the provisions of this Manual are obliged to ensure that disclosure of information regarding the financial standing of the Company is correct, complete and continuous, developed by the competent managers incumbent with such duties, and that such information includes data regarding changes in the equity interests such persons hold in the Company’s capital stock, as provided in this Manual and in applicable regulations.

Section III

Policies on Disclosure and Use of Information related to Material Act or Fact

1. Obligations towards the Investor Relations Officer

CVM Ruling No. 358/02 created a system that assigns responsibility for the use, communication and disclosure of Material Acts or Facts related to public companies. In this regard, the Investor Relations Officer is the primary responsible for the communication and disclosure of Material Acts or Events.

In order to ensure that the Investor Relations Officer will be able to comply with its duties, certain obligations have been created for certain persons linked to the Company, requiring them to communicate to the Investor Relations Officer any Material Act or Fact of their knowledge, so as to permit the Investor Relations Officer to take action accordingly.

2. Purpose of Disclosure of Material Act or Fact

The disclosure of a Material Act or Fact seeks to provide investors with the information they need to make investment decisions, in a timely, efficient and reasonable manner while preserving maximum symmetry with respect to the dissemination of information. This prevents persons having access to privileged information to use such information in the securities market for their own benefit or for the benefit of third parties, to the detriment of investors in general, the market or the Company itself.

3. Definition of Material Act or Fact

A “Material Act or Fact” within the meaning of Section 155, Paragraph 1, of the Brazilian Corporation Law No. 6,404/76 and Section 2 of CVM Ruling No. 358/02 is: (a) any decision by the Controlling Shareholder(s), and any resolution by the shareholders’ meeting or the management bodies of the Company; or (b) any other political, administrative, technical, commercial, economic or financial act or fact occurring or relating to the business of the Company that may have a significant effect on:

(i) the quoted price of the Securities;

(ii) the decision of investors to purchase, sell or hold such Securities; or

(iii) the decision of investors to exercise any rights inherent to the holding of such Securities.

4. Examples of Material Act or Fact

Section 2 of the CVM Ruling No. 358/02 provides a non-exhaustive list of examples of Material Acts or Facts, which does not need to be repeated herein. In any case, the materiality of events pertaining to a Material Act or Fact must be analyzed in the context of the normal course of business and dimensions of the Company, as well as in the context of the information previously disclosed, and not in abstract, so as to avoid trivialization of the disclosure of Material Acts or Facts to the detriment of the quality of the analysis, by the market, of the Company’s prospects.

5. Internal Procedures for Communication and Disclosure of Material Act or Fact

All information on Material Acts or Facts of the Company will be centralized in the Investor Relations Officer, who is the person responsible for disclosure and communication of Material Acts or Facts (CVM Ruling No. 358/02, Section 3).

The Controlling Shareholders, the Managers, the Fiscal Council, the Employees and Executives with access to Privileged Information, and the members of any Technical or Consulting Bodies of the Company who have executed the Joinder Agreement must communicate all Material Acts or Facts of their knowledge to the Investor Relations Officer, who, in the terms of this Manual, is the person responsible for its disclosure to the appropriate bodies and release to the press.

6. Public Meetings with Investors and Analysts

The meetings with class entities, investors, analysts or to a select audience either in Brazil or abroad regarding matters that may constitute Privileged Information must be attended by the Chairman or the Co-Chairmen of the Board of Directors, as the case may be, the Chief Executive Officer, or the Investor Relations Officer, or another person appointed for such purpose. Otherwise, the contents of such meetings, to the extent that it constitutes Privileged Information, shall be reported to the Investor Relations Officer, in order for such Privileged Information to be previously or simultaneously disclosed to the market.

7. Responsibility for Omission

The Managers, the Controlling Shareholders, the Fiscal Council Members, the Employees and Executives with access to Privileged Information, or any member of other Technical or Consulting Bodies of the Company, who have executed the Joinder Agreement and who have personal knowledge of a Material Act or Fact will be required to communicate such Material Act or Fact to the Investor Relations Officer. If after such communication (and where no decision has been made to maintain confidentiality, under the terms of Section 6 of the CVM Ruling No. 358/02) any of the foregoing persons or entities detect that the Investor Relations Officer has failed to fulfill its duty to communicate and disclose such information, they will only be released from responsibility if they promptly communicate the Material Act or Fact in question to CVM.

8. When to Communicate and Disclose - Terms

Whenever possible, disclosure of a Material Act or Fact will be made before the opening or after the closing of trading on the Stock Exchanges in Brazil or abroad, but preferably after the close of these trading sessions. If disclosure is necessary before the opening of a trading session, it should, if possible, be made at least 1 hour in advance to avoid delaying the opening of trading. In the case of incompatibility, the trading hours of the Brazilian market will prevail.

As for the terms for communicating and disclosing information, the Investor Relations Officer shall also comply with the following:

(i) communicate and disclose a Material Act or Fact occurring or relating to the Company’s business promptly after its occurrence (CVM Ruling No. 358/02, caput of Section 3);

(ii) communicate and disclose a Material Act or Fact previously or simultaneously to the entire market, through any given means of communication, including disclosure of information to the press or at meetings held with class entities, investors, analysts or to select audience in Brazil or abroad (CVM Instruction No. 358/02, Section 3, Paragraph 3); and

(iii) evaluate the need to request to the Brazilian and foreign Stock Exchanges, always simultaneously, the suspension of the trading with the Securities for the time required for proper dissemination of the Privileged Information, in case it is imperative that the disclosure of a Material Act or Event be made during trading hours (CVM Ruling No. 358/02, Section 5, Paragraph 2).

9. Who to Communicate	Information on a Material Act or Fact must be communicated simultaneously to:
(i) CVM;
(ii) SEC; and
(iii) the Stock Exchanges.

10. Method of Disclosure

Disclosure of a Material Act or Fact involving the Company shall be made through publication in the website of Valor Econômico newspaper in the internet, that shall make available to the public, free of charge, such Material Act or Fact in its entirety at “www.valor.com.br/fatosrelevantes" “www.valor.com.br/fatosrelevantes” (CVM Ruling No. 358/02, Section 3, Paragraph 4, II).

The Material Act or Fact shall also be disclosed at the Company´s investors’ relations website “http://ri.ambev.com.br”, through the CVM’s electronic system available at its website “http://www.cvm.gov.br” and stock exchanges where securities issued by the Company are traded.

The Investor Relations Officer may determine the additional disclosure of the Material Act or Fact through publication in newspapers of wide-circulation normally used by the Company. Such publication may be made in summary form, provided that it indicates the addresses on the internet where the complete information is available to all investors, at least to the same extent as disclosed to CVM, the Stock Exchanges and SEC.

11. Privileged Information and Confidentiality Duty

The Controlling Shareholders, the Managers, the Fiscal Council Members, the Employees and Executives with access to Privileged Information, or any member of other Technical or Consulting Bodies of the Company, as well as persons who have executed the Joinder Agreement by virtue of their title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies will have the duty to (i) maintain confidential the information related to a Material Act or Fact to which they have had privileged access, up until its disclosure to the market, and (ii) see that their subordinates and relying third parties act likewise, being jointly and severally responsible, with such persons, for any breach of the confidentiality duty (CVM Ruling No. 358/02, Section 8).

For guidance purposes, in case of doubt as to the relevance of any Privileged Information, the Investor Relations Officer shall be contacted to clarify any doubts.

12. Nondisclosure as Exception to the Rule

The general rule regarding Material Acts or Facts is that they must be promptly communicated and disclosed. In any case, not communicating and disclosing a Material Act or Fact constitutes an exception that shall be subject to specific analysis (CVM Ruling No. 358/02, caput of Section 6).

However, there are exceptional cases where indistinct disclosure of Privileged Information constituting a Material Act or Fact could jeopardize the Company’s legitimate interest.

13. Procedures in Case of Nondisclosure of a Material Act or Fact by the Company

In such cases, nondisclosure of a Material Act or Fact related to the Company will be subject to the decision of the Controlling Shareholders or the Managers of the Company, as a case may be (CVM Ruling No. 358/02, caput of Section 6).

Should the Material Act or Fact in question relate to transactions that directly involve the Controlling Shareholders and such Controlling Shareholders decide not to disclose it, then they shall inform the Company’s Investor Relations Officer of such decision.

Even when the Managers and the Controlling Shareholders have made a decision not to disclose a Material Act or Fact, they will be required to promptly disclose such Material Act or Fact, either directly or through the Investor Relations Officer, if they lose control over the information or in case of unusual fluctuations of the quotes, prices or trading amounts of the Securities of the Company (CVM Ruling No. 358/02, Section 6, Sole Paragraph).

14. Request to CVM to Maintain in Confidence

The Managers and the Controlling Shareholders may submit to CVM their exceptional decision to maintain confidential a Material Act or Fact that, if disclosed, would in their judgment pose a manifest risk to the legitimate interests of the Company (CVM Ruling No. 358/02, Section 7).

Section IV

Procedures for Communication of Information on

Trading by Managers and Related Persons

The procedures for communication of information on trading with the Company’s Securities provided in this Section are based on Section 11 of CVM Ruling No. 358/02.

The Managers, the Fiscal Council Members and the members of Technical or Consulting Bodies of the Company will be required to communicate the ownership of the securities of the Company, or of its Controlling Persons or Controlled Companies, in the latter two cases only if regarding public companies - or derivatives or any other securities referenced to them - whether held by them, directly, or by Related Persons, as well as any changes in such holdings.

Such communication will be made as per the model found in Schedule III and forwarded to the Company’s Investor Relations Officer, and by the latter to the CVM and the Stock Exchanges, as per CVM stipulations. The information required by the provisions on trading made by the Company itself, its controlled and affiliated companies must also be forwarded.

Such communication to the Company must be made (i) in the first business day immediately after their investiture in office, and (ii) within no more than five (5) days after each trading.

Section V

Procedures for Communication and Disclosure of

Purchase or Sale of Material Ownership Interest

The procedures for communication and disclosure of information on trading with Securities of the Company involving a material ownership interest, as provided in this Section, are based on Section 12 of CVM Ruling No. 358/02.

A material trade or series of trades refers to those through which the direct or indirect ownership interest of persons subject to the obligation is above or below the levels of five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively, for a given type or class of shares representing the Company's share capital, including, pursuant to the rules for calculation stipulated in the provision, derivatives referenced to these shares and the acquisition of rights on these securities

The direct or indirect Controlling Shareholders as well as the shareholders who elect members to the Board of Directors or the Fiscal Council of the Company, as well as any natural or legal person or group of persons acting jointly or representing the same interest, must notify the Company - immediately on reaching the abovementioned levels of ownership interest - the details of material trades carried out, as required by the CVM, using the model in Schedule IV, and the Investor Relations Officer shall transmit them to the CVM and to the Stock Exchanges if applicable, and shall update the corresponding field of the Company's Reference Form.

If there is an alteration or intention to alter the corporate control or the management structure of the Company, or in case of a purchase that gives rise to a tender offer obligation, the purchaser shall also disclose the information referred to in items I to VI of the caput of Section 12 of CVM Ruling No. 358/02, doing so through the channels referred to in subsection 10 above.

Part II

Section I

Policy on Trading with the Company’s Securities

CVM Ruling No. 358/02 provides restrictions on trading with securities issued by public companies applicable to certain persons and in certain specific situations.

The same ruling allows public companies to adopt trading policies for their securities that enable the use of Individual Investment Plans which - as long as they comply with regulatory requirements - avoid any presumption of misuse of Privileged Information. This Section of the Manual establishes trading policy and rules for Securities of the Company, including (i) trading restrictions and the corresponding exceptions stipulated in CVM Ruling No. 358/02, and (ii) Individual Investment Plans.

1. Trading through Accredited Brokers and Black-Out Periods

In order to ensure that appropriate standards will be observed when trading with Securities of the Company and of the publicly-held Controlled Companies, a system is hereby adopted whereby all such trading by the Company itself and the persons required to adhere to this Manual will be conducted through Accredited Brokers only.

The Company, its Managers, its Fiscal Council Members, the Employees and Executives with access to Material Information, and the members of other Technical or Consulting Bodies of the Company who have executed the Joinder Agreement shall refrain from directly or indirectly trading their shares during all periods determined as a non-trading period (each a “Black-Out Period”) by the Investor Relations Officer, through the issuance of a communication in such regard. The Investor Relations Officer will not be required to provide a reason for its decision to determine a Black-Out Period, which shall be maintained confidential by the recipients.

The same obligations apply to the direct or indirect Controlling Shareholders, the Controlled Companies and those persons who, by virtue of their title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies, have knowledge of information regarding Material Acts or Facts involving the Company, and that have executed the Joinder Agreement.

2. Restriction to Trading in the Eminence of a Material Act or Fact	Save the exceptions stipulated in this Trading Policy, Controlling Shareholders and Related Persons are prohibited from trading in the Company’s Securities:

(i)        before a Material Act or Fact occurring in the Company’s business is disclosed to the market. This prohibition also applies to:

a) any person who knows of information related to the Company's Material Fact and knows that this information has not yet been disclosed to the market, especially those who are party to commercial, professional or confidential relations with the Company, such as independent auditors, stock analysts, consultants and securities distribution system member institutions; and

b) former managers, when leaving their Company management positions prior to disclosure of Material Acts or Facts originated during their term of office, until: (i) six (6) months after the date of their leaving; or (ii) the Material Fact's public disclosure.

(ii)        whenever an option or proxy for the purchase or sale of shares of the capital stock of the Company, by the Company itself or its Controlled Companies, Affiliated Companies or another company under common control is in effect or has been granted; and

(iii)       whenever there is an intention to carry out a merger, full or partial spin-off, consolidation, transformation into other company type, or material corporate reorganization.

The restriction referred to in item (ii) above will apply to transactions involving shares of the Company made by the direct or indirect Controlling Shareholders and the Bound Persons, exclusively on the dates on which the Company itself trades or informs the Accredited Brokers that it will trade with shares of its capital stock. In this regard, the Accredited Brokers are directed by the Investor Relations Officer of the Company not to record trading made on such dates.

3. Exceptions to General Restrictions on Trading with Securities

The prohibition mentioned above in subsection 2, item (i) shall not apply to private transactions in treasury shares related to the exercise of stock options under a stock option plan approved by a shareholders’ meeting of the Company, or to grants of stock to members of management, employees, or service providers as part of compensation previously approved by a shareholders’ meeting.

The trading restrictions stipulated in items (i), (ii) and (iii) of subsection 2 above shall not apply to the Controlling Shareholders and Related Persons for Individual Investment Plans covered by subsection 6 below, nor shall the restriction stipulated in subsection 5 below be applicable if the additional requirements described therein are fulfilled.

4. Restrictions on Trading after Disclosure of Material Act or Fact

In the cases mentioned in the above subsection 2, items (i) and (iii), a prohibition on trading will remain in place even after disclosure of a Material Act or Fact, whenever such trading may, in the judgment of the Company, interfere with the conditions of transactions involving the Company’s shares, so as to result in losses to the Company itself or to its shareholders (CVM Ruling No. 358/02, Section 13, Paragraph 5), such additional restriction to be communicated by the Investor Relations Officer.

5. Prohibition on Trading during the Period Preceding the Disclosure of Quarterly or Annual Financial Statements

The Company, its Controlling Shareholders and the Bound Persons may not trade with Securities of the Company during the fifteen (15) day period preceding disclosure or publication, as the case may be, of:

(i) the quarterly information of the Company (ITR); and
(ii) the standardized financial statements of the Company (DFP).

The same restriction applies to the period of fifteen (15) days preceding any early disclosure of financial information.

The Accredited Brokers will be directed by the Company, and will acknowledge in writing such direction, not to record transactions carried out by the foregoing persons and entities during the 15-day period preceding disclosure or publication of such periodical information or financial statements of the Company.

6. Individual Investment Plans

As mentioned in subsection 3 above, Individual Investment Plans may allow Related Persons and Controlling Shareholders to trade the Company's shares during the prohibited periods stipulated in subsection 2, items (i), (ii) and (iii) above, provided that

(i) they are formally notified in writing to the Investor Relations Officer prior to any trading;

(ii) they irrevocably and irreversibly determine the dates and amounts of trades to be made by the participants; they are allowed to use of algorithms and formulas which, once applied to a specific case, determine whether the trades will be made or not and, if they will be made, on which dates and which financial amounts will be involved;

(iii) stipulate a minimum period of six (6) months for the plan itself, or any alterations or its cancellation to produce effect.

(iv) there is not more than one investment plan simultaneously in effect; and

(v) no trades are made that annul or mitigate the economic effects of transaction to be determined by the investment plan.

In addition, Individual Investment Plans may allow Related Parties and Controlling Shareholders to trade the Company's shares during the periods stipulated in subsection 5 above, provided that, in addition to the above requirements:

(i) the Company has approved a schedule determining the specific dates for disclosure of the ITR and DFP forms; and

(ii) it requires its participants to revert to the Company any losses avoided or gains made from trading Company shares arising from any changes to the dates of disclosure of the ITR and DFP forms, ascertained according to reasonable criteria specified in the Plan.

At six-month intervals or more often, the Company’s Board of Directors shall verify that trades made by participants adhere to the investment plans formalized by them, in cases where these plans are used to allow trading during a prohibited trading period, subject to the other requirements described in this subsection.

7. Prohibition on Resolution relative to the Purchase or Sale of Shares issued by the Company itself (CVM Ruling No. 358/02, Section 14)

The Board of Directors of the Company may not approve a purchase or sale of shares of the capital stock of the Company before the following information has been made public by way of publication of a Material Act or Fact:

(i) execution of any agreement or contract for the purpose of transferring the controlling interest of the Company; or

(ii) granting of an option or proxy for the purpose of transferring the controlling interest of the Company; or

(iii) intention to carry out a merger, full or partial spin-off, consolidation, transformation into another company type, or corporate reorganization.

If a fact falling within any of the three aforementioned situations occurs after the approval of a plan for the repurchase of its own shares, the Company will immediately suspend transactions involving its shares until disclosure of the respective Material Act or Fact.

Trading Subject to Prior Authorization

Notwithstanding anything herein contained, trading with Securities of the Company by the Bound Persons shall be previously authorized by the Investor Relations Officer and the General Counsel of the Company.

Requests for such trading shall be made in writing, through a physical or electronic medium, with the indication of the intended transaction and the amount and type of Securities to be traded.

In the event the Investor Relations Officer or the General Counsel themselves request authorization to trade with Securities of the Company, the Chairman of the Board of Directors of the Company will replace the requesting officer in the granting of such authorization.

Within forty-eight (48) hours after receipt of a request to trade, the Investor Relations Officer of the Company shall communicate, in writing, to the person so requesting its decision to allow or prohibit the trade. Failure to respond to a request within five (5) business days as of its receipt will be deemed as prohibition of the transaction object of the request in question. If authorized, the respective trade must be completed within no more than five (5) business days as of the receipt of the communication delivered by the Investor Relations Officer of the Company.

The Company shall keep a record of all correspondence involving requests submitted and decisions made in connection therewith, for a period of five (5) years as of receipt of each request to trade.

Observance of the procedures described in this Section will be waived for trades in Company shares made in compliance with Individual Investment Plans stipulated in subsection 6 above that are used to allow trading during prohibited periods.

Section II

Final Provisions

1. Direct and Indirect Trading

The prohibitions on trading and requirements concerning notifications set forth in this Manual apply to trades carried out either directly or indirectly by the Controlling Shareholders and the Bound Persons, even when the trades by such persons or entities are conducted through:

(i) a company controlled by them;
(ii) third parties with whom a fiduciary agreement or a portfolio or stock management agreement has been entered into.

Trading made by an investment fund of which the aforementioned person or entity is a quotaholder will not be deemed an indirect trading, provided that:
(i) the investment funds are not exclusive; and
(ii) the decisions to trade made by the manager of the investment fund cannot be influenced by the quotaholders.

2. Responsibility of the Investor Relations Officer to monitor the policies

The Investor Relations Officer of the Company will be responsible for enforcing and monitoring the policies on (i) disclosure and use of information, (ii) trading with the Company’s securities, and (iii) the Individual Investment Plans.

3. Amendment to the Manual

This Manual was approved by the Board of Directors of the Company on March 1st, 2013, and amendments to this Manual were approved by the Board of Directors of the Company on August 27th, 2014 and [March 28th, 2016]. Any new amendment to or revision shall be submitted to the Board of Directors of the Company and notified to the CVM and the Stock Exchanges together with a copy of the resolution and the full contents of the documents that govern the Manual and are part of it.

4. Liability of Third Parties

The provisions of this Manual will not rebut liability, under applicable rules and regulations, of third parties that are not directly linked to the Company but have knowledge of a Material Act or Fact and come to trade with Securities issued by the Company.

5. Penalties

Without prejudice to other penalties provided by law, failure to comply with the provisions of this Manual will subject the offender to disciplinary sanctions in accordance with the internal regulations of the Company, including, without limitation, as the case may be: (i) warning, suspension or dismissal with cause, in accordance with the gravity of the offense; and (ii) termination of the agreement executed with the Company, provided, further, that the Company will be entitled to demand, in any case and only if dully owed, full indemnification for any losses eventually sustained by the Company, arising, either directly or indirectly, from such failure to comply.

Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by Ambev S.A.

Index

Part I

Section I - Purpose and Scope

Section II – Principles

Section III - Policies on Disclosure and Use of Information related to Material Act or Fact

1. Obligations towards the Investor Relations Officer

2. Purpose of Disclosure of Material Act or Fact

3. Definition of Material Act or Fact

4. Examples of Material Act or Fact

5. Internal Procedures for Communication and Disclosure of Material Act or Fact

6. Public Meetings with Investors and Analysts

7. Responsibility for Omission

8. When to Communicate and Disclose - Terms

9. Who to Communicate

10. Method of Disclosure

11. Privileged Information and Confidentiality Duty

12. Nondisclosure as Exception to the Rule

13. Procedures in Case of Nondisclosure of a Material Act or Fact by the Company

14. Request to CVM to Maintain in Confidence

Section IV - Procedures for Communication of Information on Trading by Managers and Related Persons

Section V - Procedures for Communication and Disclosure of Purchase or Sale of Material Ownership Interest

Part II

Section I - Policy on Trading with the Company’s Securities

1. Trading through Accredited Brokers and Black-Out Periods

2. Restriction to Trading in the Eminence of a Material Act or Fact

3. Exceptions to General Restrictions on Trading with Securities

4. Restriction on Trading after Disclosure of Material Act or Fact

5. Prohibition on Trading during the Period Preceding the Disclosure of Quarterly or Annual Financial Statement Information

6. Individual Investment Plans

7. Prohibition on Resolution relative to the Purchase or Sale of Shares issued by the Company itself

8. Trading Subject to Prior Authorization

Section II – Final Provisions

1. Direct and Indirect Trading

2. Responsibility of the Investor Relations Officer to monitor policies

3. Amendment to the Manual

4. Liability of Third Parties

6. Penalties

Schedules

Index

Schedule I

Schedule II

Schedule III

Schedule IV

Schedule I – Definitions

Definitions	The terms and expressions listed below will have the following meanings when used in this Manual:

“Accredited Brokers”	the securities brokers accredited by the Company to trade its Securities on behalf of the persons subject to this Manual.

“Affiliated Companies”	the companies in which the Company holds a substantial interest (article 243, paragraph 1, of Brazilian Corporation Law)

“Bound Persons”

(i) the Managers, the Fiscal Council Members and the members of other Technical or Consulting Bodies of the Company; (ii) the Controller and Tax Department; the Legal Department, the Manager and other employees of the Treasury Department; the Manager and other employees of the Investor Relations Department; the Manager and other employees of the Mergers and Acquisitions Department; the Manager of New Businesses; and the Internal Audit Department; (iii) the Employees and Executives with access to Material Information; (iv) any person who, by virtue of its title, function or position within the Controlling Person, the Controlled Companies and the Affiliated Companies has knowledge of information related to a Material Act or Fact with respect to the Company; and (v) the Related Persons.

“Company” or “Ambev”	Ambev S.A.

“Controlled Companies”

the companies in which the Company holds, either directly or through other subsidiaries, an ownership interest that entitles the Company to prevail in corporate resolutions, on a permanent basis, and that confers to the Company the power to elect the majority of its managers.

“Controlling Shareholders” or “Controlling Person”

the shareholder or group of shareholders bound by a shareholders’ agreement or under common control that exercise the controlling power over Ambev, in accordance with the terms of Law No. 6,404/76, as amended.

“CVM Ruling No. 358/02”

CVM Ruling No. 358, dated January 3, 2002, as amended up to the date of approval of this Manual, regarding disclosure and use of information related to Material Acts or Facts with respect to public companies, as well as the trading of securities of public companies in the eminence of a material fact still undisclosed to the market, among other matters.

“CVM”	the Brazilian Securities and Exchange Commission.

“Employees and Executives with access to Material Information”	the employees and executives of the Company who have access to any Privileged Information on account of their title, function or position in the Company.

“Ex-managers”	former executive officers and former directors that have withdrawn from the management of the Company.

“Fiscal Council Members ”	the members of the Fiscal Council of the Company, whether sitting or alternate, elected by the Shareholders’ Meeting.

“Investor Relations Officer”

the executive officer of the Company responsible for providing information to the investing public, CVM, SEC, as the case may be, and the Stock Exchange or entities of the organized over-the-counter market, as well as for updating the Company’s registration.

“Joinder Agreement”	a joinder agreement to this Manual, required to be executed pursuant to and Section 16, Paragraph 1 of CVM Ruling No. 358/02.

“Brazilian Corporation Law”	Law No. 6404/76, dated December 15, 1976, as amended.

“Managers”	The sitting and alternate executive officers and the directors of Ambev.

“Manual”	this Manual on Disclosure and Use of Information and Policy for the Trading with Securities.

“Privileged Information” or “Material Information”	all material information related to the Company that may have a significant impact on the quoted prices of the Securities that is still undisclosed to the investing public.

“Related Persons”

the persons having the following ties with the executive officers, directors, Fiscal Council Members and members of the Technical or Consulting Bodies of the Company: (i) a spouse, not legally separated from; (ii) a partner (companheiro em união estável); (iii) any dependent reported in the annual income tax return; and (iv) the companies directly or indirectly controlled by the managers and similar persons, or by Related Persons.

“SEC”	the Securities and Exchange Commission.

“Securities”

the term “Securities”, as used in this Manual, covers shares, debentures, warrants, subscription receipts and rights, promissory notes, put or call options, and indices and derivatives of any kind whatsoever, or any other collective investment instruments or agreements issued by the Company or referenced to them, that are legally deemed as securities.

“Stock Exchange”	the stock exchanges or over-the-counter markets on which the securities issued by Ambev are traded, whether in Brazil or abroad.

“Technical or Consulting Bodies”	the bodies of the Company created by provisions of its bylaws or by the Board of Directors, and entrusted with technical duties or for serving as consultants to its managers.

Schedule II - Joinder Agreement

to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Ambev S.A.

By this instrument, [insert name and identification details], residing and domiciled at [address], registered with the [Individual Taxpayers’ Registry] under No. [insert number] and bearer of Identification Card [indicate whether an RG or RNE] No. [insert number and issuing agency] (“Declarer”) in [his/her] capacity as [indicate title, function or relationship with the company] of [company], a corporation headquartered at [insert address], registered with the Brazilian Federal Taxpayers’ Registry (CNPJ) under No. [insert CNPJ] (“Company”), hereby declares to have full knowledge of the rules set forth in the Manual on Disclosure and Use of Information and Policy for the Trading with Securities by Ambev S.A. (the “Manual”), a copy of which [he/she] has received, and which regulates the internal policies regarding the use and disclosure of Material Information and trading with securities issued by the Company, and hereby undertakes to conduct [himself/herself] at all times in compliance with such rules. The Declarer executes this Joinder Agreement in three (3) counterparts of like form and substance, in the presence of the two (2) undersigned witnesses.

[insert place and date of execution]

[insert name of Declarer]

Witnesses:

1.	2.
Name:	Name:
RG:	RG:
CPF:	CPF:

 Schedule III

Trading in Securities of the Company or Publicly Listed Companies that control it or are controlled by it:
Period: [month/year]
Name of Purchaser or Seller

Identification Details	CNPJ/CPF
Date of Trade
Issuing Company
Type of trade and form of acquisition or disposal
Type of Security
Total Amount
Amount by Type or Class (shares)
Characteristics (other securities)
Price
Broker Used
Position before trading
Position after trading
Other Material Information

Schedule IV

Purchase or Sale of Material Ownership Interest
Period: [month/year]
Name of Purchaser/Seller
Identification Details	CNPJ/CPF
Date of Trade
Issuing Company
Type of Transaction
Type of Security
Intended Amount
Amount per Type or Class
Price
Broker Used
Purpose of Interest
Number of shares and other securities and derivatives referenced to these shares for physical or financial settlement, specifying quantity and class
Indication of any agreement or contract regulating the exercise of voting rights or purchase and sale of securities issued by the Company
Other Material Information

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer